An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

September 6, 2018

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Parhaum J. Hamidi
Jim Allegretto
Anthony Watson

Re:	Eventbrite, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 28, 2018

File No. 333-226978

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Eventbrite, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on August 28, 2018 (the “Registration Statement”), as set forth in your letter dated September 5, 2018 addressed to Julia D. Hartz, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting a third Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each comment. For comments with multiple questions, we have separated those comments and provided responses to each question separately for ease of reference. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Securities and Exchange Commission

September 6, 2018

Executive Compensation, page 132

1.

We note that you have made numerous revisions to your executive compensation disclosure beginning on page 132. For example, the summary compensation table reflects compensation amounts for Ms. Hartz and Mr. Rosenberg that are significantly lower than those previously disclosed. Please explain to us why you have made these revisions.

RESPONSE: The Company advises the Staff that in connection with the Company’s review and diligence of the information in the Registration Statement in connection with its previous filing of the Registration Statement, the Company discovered that it had previously disclosed certain incorrect compensation amounts in the summary compensation table and elsewhere in the Registration Statement. For example, the Company had previously reported the aggregate grant date fair value for all stock option awards granted since an executive officer’s first date of employment rather than the grant date fair value of the stock option awards granted in the year ended December 31, 2017.

Note 3. Acquisitions

2017 Acquisitions, page F-23

2.

We have reviewed your response to comment 4. You indicate that you engaged KPMG LLP to determine the fair value of the Promissory Note. Please explain all the potential settlement options for the Promissory Note that were evaluated including any involving cash-payout. Please also identify any other liquidity options that were available to Pandora to convert the Note to cash. Please specifically indicate whether prepayment or conversion was solely at the option of the issuer or conditioned in any way and revise to disclose which party held the option to convert.

RESPONSE: The Company advises the Staff of the following potential settlement options for the Convertible Subordinated Promissory Note (the “Note”) with Pandora Media, Inc. (“Pandora”) that the Company considered in determining the fair value of the Note, which are all in accordance with the contractual terms of the Note:

•

Convert to common stock—Pandora had the option to convert the Note (principal plus accrued and unpaid interest), at any time prior to maturity or prepayment, into shares of the Company’s common stock at a contractual conversion price of $16.3836. Conversion was not conditioned in any material way, other than the requirement that the parties enter into a stock purchase agreement. The Company did not have the option to convert the Note into shares of its common stock.

•

Prepayment—The Company had the option to prepay the outstanding principal of the Note together with all accrued and unpaid interest, at any time, with no penalty to the Company and no premium on the outstanding balance. Prepayment was not conditioned in any way. Pandora did not have the ability to call the Note and make the Company prepay it before its scheduled maturity date.

•	Hold to maturity—Unless otherwise converted or prepaid, upon maturity, the full amount of the principal and any accrued and unpaid interest would be due and payable by the Company to Pandora.

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September 6, 2018

The Company further advises the Staff that, per the terms of the Note, there were no other liquidity options reasonably available to Pandora to convert the Note to cash because any sale or transfer of the Note by Pandora to a third-party required the approval of the Company prior to such sale or transfer (except in limited circumstances related to transfers of the Note to lenders of Pandora in the event of a default by Pandora on its indebtedness). There were no other explicit or implicit liquidity options to settle such Note that were discussed or evaluated by the parties prior to the time they commenced negotiations for the Company to repurchase the Note in early 2018.

The Company has revised its disclosure on page F-23 of the Amended Registration Statement to further disclose the terms of the Note, including clarifying the conversion and prepayment settlement options of the Note.

Please provide us with your analysis of whether the Note contained an embedded derivative. Refer to ASC 815-15.

RESPONSE: The Company evaluated the embedded features of the Note and concluded that none of the features should be accounted for as an embedded derivative under ASC 815-15. Under ASC 815-15-25-1, an embedded derivative should be bifurcated from the host contract and accounted for as a separate derivative instrument if all of the following criteria are met:

(a)	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

(b)

The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

(c)	A separate instrument with the same terms would, pursuant to ASC 815-10-15, be a derivative instrument.

The Company identified and assessed the following embedded features in the Note under the above guidance:

Feature	1: Prepayment right at the option of the Company

Feature	2: Redemption/acceleration upon an event of default set forth in the Note (“Event of Default”)

Feature	3: Default interest when principal and interest are not paid when due

Feature	4: Conversion right at the option of Pandora

The analysis of whether these embedded features are clearly and closely related to the host contract depends on the nature of the host contract. As the Note is presented as a liability, the Company concluded the Note is a debt host.

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September 6, 2018

Features 1 and 2

With respect to Features 1 (call option) and 2 (contingent put option), the Company considered ASC 815-15-25-42, which provides a 4-step decision sequence to determine whether put and call options should be considered clearly and closely related to the debt host:

1)	Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index? If yes, continue to Step 2; otherwise, continue to Step 3.

2)

Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, that embedded feature should be analyzed under Steps 3 and 4 below.

3)

Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract if paragraph 815-15-25-26 is applicable. If no, further analysis of the contract under ASC 815-15-25-26 is required, but only if the embedded feature has an interest rate or interest rate index as the underlying.

4)

Does a contingently exercisable call (put) option accelerate the repayment of the contractual principal amount? If yes, the call (put) option is not clearly and closely related to the debt instrument. If not contingently exercisable, further analysis of the contract under ASC 815-15-25-26 is required, but only if the embedded feature has an interest rate or interest rate index as the underlying.

The Company evaluated whether Features 1 and 2 are clearly and closely related to the debt host under ASC 815-15-25-42 as follows:

Step 1) The settlement amount for these features is not adjusted based on changes in an index. Settlement is in cash at the amount of the outstanding principal balance plus accrued interest. Therefore, proceed to Step 3.

Step 3) The Company concluded that the fair value of the Note was $50 million based on a contemporaneously valuation performed by KPMG LLP. Furthermore, Features 1 and 2 did not include any prepayment penalties. Accordingly, there is no discount on the Note and the Company further evaluated Features 1 and 2 under ASC 815-15-25-26. ASC 815-15-25-26 applies to embedded derivatives in which the only underlying is an interest rate or an interest rate index. As an underlying for Feature 2 is the possibility of an Event of Default, ASC 815-15-25-26 is not applicable. For Feature 1, the Company further evaluated ASC 815-15-25-26 as the only underlying is an interest rate.

An embedded derivative can be considered clearly and closely related to the debt host unless either of the following conditions are met under ASC 815-15-25-26:

(a)	The hybrid instrument can contractually be settled such that the investor would not recover substantially all of its initial recorded investment

(b)	The embedded derivative meets both of the following conditions:

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September 6, 2018

i.	There is a possible future interest rate scenario (even if remote) under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.

ii.

For any of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, the embedded derivative would result in a rate of return that is at least twice the then-current market return.

Pursuant to ASC 815-15-25-29, the test under condition (a) of ASC 815-15-25-26 applies only where the investor (creditor) could be forced by the contractual terms of the hybrid instrument (i.e., by the issuer) to accept settlement at an amount that causes the investor not to recover substantially all of its initial recorded investment. As Feature 1 would result in Pandora receiving substantially all of the initial recorded investment (i.e., outstanding principal plus accrued interest and future interest), condition (a) does not apply.

The test under criterion (b) of ASC 815-15-25-26 is sometimes referred to as the “double-double test” because it focuses on doubling both the initial rate of the return and a then-current rate of return. ASC 815-15-25-37 through 25-39 provides that the double-double test does not apply to a non-contingent embedded call option in a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor. As Feature 1 is a prepayment option exercisable by the Company and is non-contingent, condition (b) does not apply.

Based on the above, the Company concluded that Features 1 and 2 are clearly and closely related to the debt host and is therefore not an embedded derivative.

Feature 3

Feature 3 (Default Interest when principal and interest are not paid when due) is only triggered upon failure to timely pay principal and interest when due. The Company concluded that this is related to the creditworthiness of the Company. Under ASC 815-15-25-46 “the creditworthiness of the debtor and the interest rate on a debt instrument shall be considered to be clearly and closely related.”

Feature 4

The value of Feature 4 (Conversion right of the holder) is based on the value of the Company’s common stock. Therefore, this feature is not clearly and closely related to the debt host and should be further analyzed for bifurcation as an embedded derivative.

In order for embedded features to meet the criteria of being a derivative, the same criteria to be a freestanding derivative instrument have to be met. ASC 815-10-15-83 provides that a derivative instrument is a financial instrument or other contract with all of the following characteristics:

(a)	Underlying, notional amount, payment provision.

(b)	Initial net investment.

(c)	Net settlement. The contract can be settled net by any of the following means:

i.	Its terms implicitly or explicitly require or permit net settlement.

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September 6, 2018

ii.	It can readily be settled net by a means outside the contract.

iii.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company evaluated the net settlement criteria and notes that upon the terms of the Note do not implicitly or explicitly require or permit net settlement. Upon conversion, Pandora would receive unregistered shares of common stock which are not readily convertible to cash. Therefore, the net settlement criterion is not met and Feature 4 is not a derivative.

Please also identify and describe any restrictions on sale of common stock obtained through the conversion of the Note. To the extent transferability of the Note or securities underlying the Note were restricted, please advise what consideration was given to providing a liquidity discount to the principal amount of the Note.

RESPONSE: Pursuant to Section 9(d) of the Note, which the Company has filed as an exhibit to the Amended Registration Statement, Pandora’s transfer of the Note is subject to the prior written approval of the Company (except in limited circumstances related to transfers of the Note to lenders of Pandora in the event of a default by Pandora on its indebtedness). There were no contractual restrictions on Pandora’s sale or transfer of common stock obtained through conversion of the Note pursuant to the terms of the Membership Interest Purchase Agreement (“MIPA”) or the Note.

In its determination of the fair value of the Note, the Company considered whether a liquidity discount should be applied to the valuation of the Note. Under the fair value standard, the fair value of a liability is based on the price to transfer the obligation to a market participant at the measurement date, assuming the liability will live on in its current form. Even though most liabilities restrict their transfer, fair value should not be adjusted for such restrictions to the liability. ASC 820-10-35-16D notes that the fair value of the liability should not incorporate the effect of any restriction preventing the sale of the corresponding asset. Further, ASC 820-10-35-18B state that there should be no separate inputs or adjustments to existing inputs for restrictions on transfer of liabilities in the measurement of fair value. Paragraph BC37 of ASU 2011-04 indicates that the Financial Accounting Standards Board (“FASB”) had two reasons for this guidance. First, restrictions on the transfer of a liability relate to the performance of the obligation whereas restrictions on the transfer of an asset relate to its marketability. Second, nearly all liabilities include a restriction on transfer, whereas most assets do not. As a result, the effect of a restriction on transfer of a liability would theoretically be the same for all liabilities. Based on these considerations, the Company concluded that it would not be appropriate to include a liquidity discount in its valuation of the Note, which is a financial liability of the Company.

The Company advises the Staff that the estimated fair value of the Company’s common stock, the security underlying the Note, included a discount for lack of marketability and the fair value of the common stock as of the date of the acquisition was an input used in determining the fair value of the conversion option in the Note.

In this regard, please also advise whether you had insight into the valuation ascribed to such Note by Pandora. Based upon public filed information, it appears Pandora recorded it at a discount to the principal amount of the Note.

RESPONSE: The Company had no insight into the valuation methods or techniques used by Pandora to ascribe value to the Note. As disclosed in its Form 10-Q, Pandora recorded the fair value of the Note at a discount and classified the Note as Level 3 within the fair value hierarchy, as the fair value

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September 6, 2018

was based on unobservable inputs in an inactive market. Other than what is disclosed in Pandora’s Form 10-Q, the Company has no knowledge as to the reasoning for recording the Note at a discount to the face value. The Company advises the Staff that Pandora did not discuss with the Company its assessment of fair value of the Note in connection with Pandora’s preparation of its Form 10-Q.

Please finally advise whether any intervening events occurred between when the terms were finalized and the September 1, 2017 closing date of the acquisition that suggested Pandora’s need for liquidity and whether any changes to such terms could have been made between June 1 and September 1, 2017 without penalty or jeopardizing the terms of acquisition. In this regard, please also explain whether and why the underlying conditions giving rise to subsequent negotiations with Pandora did not exist as of September 1, 2017. Given the relatively short period that transpired between September 1, 2017 and January 2018, please identify any intervening event(s) during this period that caused the fair value of the Note to decline below the amount recorded. See ASC 805-10-30-3.

RESPONSE: The Company advises the Staff that, to its knowledge, there were no intervening events that occurred between June 9, 2017, when the acquisition agreement with Ticketfly, LLC (“Ticketfly”) was entered into, and September 1, 2017, the closing date of the acquisition of Ticketfly, that would have suggested Pandora had a desire for additional liquidity beyond the $150.0 million in cash to be received from the Company as part of the transaction. The Company advises the Staff that at no point during the negotiations of the deal or during the period from June 9, 2017 to September 1, 2017 did Pandora make any indication that it had a need or desire for liquidity on the Note. As a result, the parties did not have to negotiate or consider changes to the terms of the agreements between the signing of the MIPA on June 9, 2017 and the closing of the acquisition on September 1, 2017.

In January 2018, the Company and Pandora engaged in negotiations for the first time to potentially settle the Note prior to maturity. There were no events prior to January 2018 that would have caused the Company to believe that the fair value of the Note on the acquisition date was less than what had been recorded. The intervening events which ultimately resulted in the settlement of the Note consisted of the negotiations between the Company and Pandora from January 2018 to March 2018.

The Company became aware in November 2017 that a partner from a fund that specializes in investing (primarily through secondary transactions) in the securities of private companies (the “Fund”) had approached Pandora to inquire about purchasing the Note as the Fund saw acquiring the Note as a potential opportunity to invest in the Company. The Company had not initiated any discussions with this Fund, had not requested the Fund to enter into any negotiations with Pandora and had not signaled that the Company would agree to any such purchase or other transfer of the Note if it were to occur.

Subsequent to the discovery of this information and also in November 2017, the Company called Pandora to advise Pandora that it had learned that the Fund had contacted Pandora to discuss purchase of the Note, and to inform Pandora that, pursuant to Section 9(d) of the Note, any sale or transfer of the Note to any third party was subject to the Company’s approval. The Company also reminded Pandora that the balance of the Note was subject to offset by the Company pursuant to Pandora’s indemnification obligations, pursuant to the MIPA and the Note. Ensuring access to the negotiated structure of indemnification, which included coverage for potentially significant tax liabilities, was the primary reason for the Company’s reluctance to approve any sale or transfer of the Note. Pandora informed the Company that it would work with the Company to secure all required approvals prior to taking any further action. Pandora also assured the Company that Pandora would meet its indemnification obligations under the MIPA even if the Note was transferred.

Securities and Exchange Commission

September 6, 2018

The Company and Pandora did not have further discussions regarding the Note until January 2018, at which time Pandora engaged the Company and the parties began negotiations regarding settlement of the Note. The Company sought to negotiate a sufficient repayment discount to compensate for the loss of the efficient and secure indemnification mechanism provided by the MIPA and Note offset structure. By March 2018, the Company had begun to resolve some of the tax liabilities covered by the MIPA indemnification structure and gained some comfort that the tax liability would not be as substantial as initially anticipated. Additionally, the Company had to secure third-party financing in order to repurchase the Note, which it began negotiating in early March 2018.

The Company acknowledges that under ASC 805-10-30-3 “Information that is obtained shortly after the acquisition date is more likely to reflect circumstances that existed at the acquisition date than is information obtained several months later. For example, unless an intervening event that changed its fair value can be identified, the sale of an asset to a third party shortly after the acquisition date for an amount that differs significantly from its provisional fair value determined at that date is likely to indicate an error in the provisional amount.”

The beginning of the Company’s discussions with Pandora to settle the Note in January 2018 occurred seven months after the acquisition agreement with Ticketfly was signed and four months after the closing of the acquisition, which the Company considers to be several months later and not shortly after the acquisition date.

Additionally, the Company considered the guidance included in paragraph B399 of FASB Statement FAS 141(R), which concluded that evaluating adjustments to provisional amounts during the measurement period is analogous to evaluating subsequent events in ASC Subtopic 855-10. Under that guidance, subsequent events would only be recognized for those events (occurring after the balance sheet date but before financial statements are issued) that provide additional evidence about conditions that existed at the balance sheet date. Similarly, the effects of information that first becomes available during the measurement period can only be recognized at the acquisition date if it provides evidence of conditions or circumstances that existed at the acquisition date. Following this guidance, since to the best of the Company’s knowledge, the condition or circumstance leading to settlement of the Note did not exist at the Ticketfly acquisition date and the information about it only became available in January 2018, the Company respectfully advises the Staff that it believes it has correctly considered this as a post combination event.

Accordingly, and for the reasons stated above, the Company believes the reduction in fair value did not result from circumstances that existed at the acquisition date and that the Note and the goodwill were appropriately valued as of the acquisition date. The Company has revised its disclosure on page F-24 of the Amended Registration Statement to clarify its conclusion related to the accounting for the settlement of the Note.

Exhibits

3.	Please supplementally provide us with a copy of Exhibit E (Form of Note) to the membership interest purchase agreement filed as Exhibit 2.1.

RESPONSE: In response to the Staff’s comment, the Company has filed (a) the Convertible Subordinated Promissory Note by and between Pandora Media, Inc. and the Company and (b) the Cancellation of Promissory Note by Pandora Media, Inc., as exhibits to the Amended Registration Statement.

[Signature Page Follows]

An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3185.

Sincerely,

/s/ An-Yen E. Hu
An-Yen E. Hu

cc:	Julia D. Hartz, Eventbrite, Inc.

Randy Befumo, Eventbrite, Inc.

Samantha Harnett, Eventbrite, Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Wilson Sonsini Goodrich and Rosati, P.C.

Andrew Hill, Wilson Sonsini Goodrich and Rosati, P.C.

Danny Wallace, PricewaterhouseCoopers, LLP